

Mail Stop 3720

May 14, 2008

By U.S. Mail and facsimile to (510) 933-7300

Ms. Shirley Yin
Chief Financial Officer
Oplink Communications, Inc.
46335 Landing Parkway
Fremont, CA 94538

      RE: Oplink Communications, Inc.
              Form 10-K for the year ended July 1, 2007
              Form 10-Q for the quarterly period ended December 30, 2007
              File No. 000-31581

Dear Ms. Yin:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 1, 2007

Part III. Item 5. Market for Registrant's Common Equity…, page 40

Stock Performance Graphs and Cumulative Total Return, page 41

1.   The first sentence of this section states that the performance graph compares stockholder return on your common stock with the cumulative total return on the "S&P's 500 Index" and the "S&P Computer Hardware Index." However, the

actual performance graph compares stockholder return with the NASDAQ
Composite Index and the NASDAQ Telecommunications Index. In future filings,
please correct this inconsistency.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Corporate Governance and Information Regarding the Board..., page 6

Consideration of Director Nominees, page 8

2.   You state in the first sentence of this section that "the Nominating and Corporate
        Governance Committee has not determined whether it will consider [director]
        nominees recommended by stockholders." However, you state in the third
        sentence of the first full paragraph of page nine that the Nominating and
        Corporate Governance Committee "does not consider director candidates
        recommended by stockholders…." In future filings, please revise your disclosure
        to clarify the committee's policy with regard to the consideration of any director
        candidates recommended by stockholders.

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

3.   Throughout your Compensation Discussion and Analysis and as to each
        compensation element, disclose in future filings how you arrived at and why you
        paid each of the particular levels and forms of compensation for each named
        executive officer. For example, you state on page 16 that your board of directors
        exercises its "judgment and discretion" in awarding equity awards and considers
        the "role and responsibility of the executive, competitive factors, the amount of
        stock-based equity compensation already held by the executive, and the non-
        equity compensation received by the executive." Yet you do not analyze how the
        committee's or the board's consideration of these factors resulted in the amounts
        awarded for each officer. See Section II.B.1 of Securities Act Release No. 33-
        8732A.

4.   The summary compensation table on page 19 and other disclosure in your
        Compensation Discussion and Analysis show that Mr. Liu's compensation is
        notably higher than the other named executive officers' compensation. In future
        filings, please expand your disclosure to explain the reasons for the differences in
        the amounts of compensation awarded to the named executive officers so that it is
        apparent whether the disparities reflect material differences in your policy or
        decision-making regarding the executives' compensation.

5.   We note the reference on page 18 to the report and recommendations of "an independent consultant" retained by the compensation committee. In future filings, please identify the independent consultant.

Employment Agreements…, page 21

6.   In future filings, briefly explain what kinds of events constitute "without cause" and "good reason" under the pertinent executive agreement so that investors may understand when the officer may become entitled to severance or termination payments.

7.   In future filings, please describe and <u>quantify</u> the estimated payments and benefits that would be provided to each applicable named executive officer. Consider formatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See generally Item 402(j) of Regulation S-K and particularly Instruction 1 to Item 402(j) of Regulation
S-K.

Form 10-Q for the quarterly period ended December 30, 2007

Notes to Condensed Consolidated Financial Statements, page 6

Note 15. Repurchases of Common Stock, page 24

8.   We note in this section and elsewhere in your report that the company repurchased $39.6 million of its common stock during the three months ended December 30, 2007 pursuant to a share repurchase program. In light of this disclosure, please amend your filing to include in Part II, Item 2, the information required by Item 703 of Regulation S-K.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, or Paul Fischer, at (202) 551-3415 with any questions.

Sincerely,

/s/ Paul Fischer

for Larry Spirgel
Assistant Director